January 16, 2007

VIA EDGAR

Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Ameripath, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 28, 2006

Form 8-K/A dated January 31, 2006

Filed April 12, 2006

File No. 333-17065

Dear Ms. Jenkins:

On behalf of Ameripath, Inc. (“Ameripath” or the “Company”), set forth below are responses to the comments of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) that appeared in your letter dated, December 19, 2006, with respect to the filings referenced above. For your convenience, the text of your comments is set forth below and our responses are followed in bold. In addition, where appropriate, we have included language setting forth the disclosure we would propose to make to address your comments. For your convenience, we have included the relevant text from our previous filings and response letter and set forth the changes that we would propose to make as marked text.

With this letter, Ameripath is requesting that the proposed disclosures stated below be made in our next annual filing, which will be a Form 10-K for the year ended December 31, 2006 and will be filed on our about March 28, 2007 and our subsequent periodic reports as applicable. We are making this request due to the fact that the Company is a voluntary filer that is not currently required to make periodic filings pursuant to the Exchange Act, but rather makes such filings pursuant to a contractual provision in the indenture governing the Company’s senior subordinated notes. The Company does not have any publicly-held equity securities. We appreciate the Commission’s review and consideration of this request.

December 31, 2005 Form 10-K

Item 7 – Management’s Discussion and Analysis, page 21

1.	Please clarify in your proposed disclosure, regarding prior comment #2, what criteria the company uses to determine that accounts receivable are “deemed to be uncollectible”, third party accounts receivable “exceed the payor’s timely filing limits”, and that “all collection efforts have occurred” for private pay patients.

RESPONSE: We have added more verbiage in our proposed disclosure below to address your concern.

PROPOSED DISCLOSURE:

Provision for Doubtful Accounts. We calculate our provision for doubtful accounts based upon our past billing and collection experience by type of payor and type of service (outpatient versus inpatient) for each or our labs. The provision for doubtful accounts typically is higher for inpatient services than for outpatient services due primarily to a larger concentration of indigent and private pay patients, greater difficulty gathering complete and accurate billing information and longer billing and collection cycles for inpatient services.

The Company’s billing systems generate detailed accounts receivable aging reports by payor type and by location, which are reviewed by billing personnel, who in turn perform follow up procedures on unpaid amounts. Based on historical experience, the Company deems accounts receivable balances greater than 150 days to be uncollectible, at which time the accounts receivables are charged off against the allowance for doubtful accounts.

Since we do not have a direct relationship with our patients, and must obtain insurance information via our referring physician offices or hospitals, inaccurate or incomplete insurance information may be supplied to us and may result in third party claims filed by us beyond the timely filing restrictions per our managed care contracts. Based on historical experience, we deem third party accounts receivable that has exceeded the payor’s timely filing limits to be uncollectible, and at that time charge off third party accounts receivable against the allowance for doubtful accounts.

Private pay patient accounts, including deductibles and co-payment amounts, generate a minimum of three patient statements which are sent to the patient’s last known address. If unpaid after three statement cycles these accounts are either submitted to a collection agency or pursued by our billing department personnel. Based on historical experience, we deem private pay patient accounts outstanding after these collection efforts have occurred to be uncollectible, and at that time charge off private pay patient account receivable against the allowance for doubtful accounts. Management service revenue generally does not include a provision for doubtful accounts.

2.	Please expand your proposed disclosures regarding prior comment 3 to address the other primary reasons for reduction in your provision for doubtful accounts receivable from 2004 to 2005.

RESPONSE: We have changed the proposed disclosure verbiage below to reflect that this is substantially the only reason for the reduction in our provisions for doubtful accounts from 2004 to 2005.

PROPOSED DISCLOSURE:

Provision for Doubtful Accounts.

Our provision for doubtful accounts decreased by $2.7 million, or 3.6%, from $76.5 million for 2004 to $73.8 million for the same period in 2005. The provision for doubtful accounts as a percentage of net revenues decreased from 15.1% for 2004 to 13.1% for the same period in 2005. Substantially all of the reduction in the provision for doubtful accounts as a percentage of net revenues for the period ended December 31, 2005 compared to the period ended December 31, 2004 is a result of the increase in outpatient revenues as a percentage of net revenues. The provision for doubtful accounts on our outpatient revenues are lower than the provision for doubtful accounts on our inpatient revenues. For the year ended December 31, 2005, our outpatient net revenues were 60.4% of consolidated net revenues and inpatient net revenues were 39.6% of consolidated net revenues, compared to our revenue mix for the year ended December 31, 2004, where our outpatient net revenues were 53.7% of consolidated net revenues and our inpatient net revenues were 46.3% of consolidated net revenues. Our provisions for bad debts – outpatient as a percentage of our net outpatient revenues were approximately 9.8% in 2004 and 8.3% in 2005. Our provisions for doubtful accounts – clinical as a percentage of clinical (CPC) revenues were approximately 40% in both 2004 and 2005. Our provisions for bad debts – hospital as a percentage of hospital net revenues were approximately 17.5% in both 2004 and 2005.

Because substantially all of our revenues are derived from services for which our operations charge on a fee-for-service basis, we assume the financial risk related to collection. This includes potential write-offs of doubtful accounts and long collection cycles for accounts receivable, including reimbursements by third-party payors, such as government programs and managed care organizations. Our provision for doubtful accounts for the year 2005 was 13.1% of net revenues, with net revenues from outpatient and inpatient services having a provision for doubtful accounts of 8.3% and 24.0%, respectively. The difference between our provision for doubtful accounts in each segment is principally due to the lower recoverability of CPC fees in the inpatient segment. Each of these fees is typically a de minimus amount that is billed directly to the insurance carrier or the patient and, as a result, frequently go unpaid. Our net CPC revenues are approximately $4.5 million per month and our related provision for doubtful accounts is approximately $1.8 million per month.

3.	In addition, please separately tell us how your recognize revenues from CPC fees. Page 6 of the text indicates that each of the fees is typically a de minimus amount billed directly to the insurance carrier or the patient and may frequently go unpaid.

RESPONSE:

The text above and on page 6 should read – The difference between our provision for doubtful accounts in each segment is principally due to the lower recoverability of CPC fees and our inpatient deductible and co-pay amounts.

Ameripath recognizes revenues for CPC fees as we bill clinical CPT codes. If a hospital contract or a managed care contract allows for us to bill CPC fees we bill them at the time the clinical CPT code is billed. The typical charge for a CPC fee ranges from $5 to $10 per CPT code. These fees are generally collectible as we have a contract to bill these CPC fees. Private pay patient accounts, including deductibles and co-payment amounts, generate a minimum of three patient statements which are sent to the patient’s last known address. If unpaid after three statement cycles these accounts are either submitted to a collections agency or pursued by our billing department personnel. Private pay patient accounts are charged off after these collection efforts have occurred.

Item 9A, Controls and Procedures, page 41

4.	Please clarify in your proposed disclosure regarding prior comment #10 when the material weakness began. In the first sentence you state that Ernst & Young identified one deficiency during the course of their audit of the financial statements for calendar year ended December 31, 2005. However, in the fourth sentence you indicate that the matter was identified during the audit of the financial statements for the calendar year ended December 31, 2004.

RESPONSE: We will make the following clarification in the proposed disclosure.

PROPOSED DISCLOSURE:

During the course of their audit of our consolidated financial statements for the calendar year ended December 31, 2005, our independent registered public accounting firm, Ernst & Young LLP, advised management and the Audit Committee of our Board of Directors that they had identified one deficiency in internal controls that they considered to be a “material weakness” as defined under standards established by the American Institute of Certified Public Accountants. The material weakness relates to the adequacy of general controls relating to an information technology system. The material weakness relates to program changes or data file access controls that are not adequate to provide reasonable assurance that (1) development of and changes to programs are authorized, tested, and approved prior to being placed into production, and (2) access to data files is appropriately restricted to authorized users and programs. This material weakness had also been identified and communicated to management and the Audit Committee of our Board of Directors during the year ended December 31, 2004. We believe that the deficiency has been present since the March 2003 Transaction and that the deficiency was present as of the end of the period covered by this report.

Form 8-K/A1 filed April 12, 2006

Exhibit 99.2

Pro Form Adjustments, page 7

5.	Please further explain the basis for pro forma adjustment (k). It is not clear how the removal of costs included in the historical operations of the acquiree meets the objectives of Article 11 of regulation S-X. Alternatively, revise to remove the adjustment and consider disclosing the amount and specific nature of these costs in a footnote.

RESPONSE: We will revise to remove the adjustment and we will disclose the amount and specific nature of these costs in a footnote.

6.	We have reviewed your response prior to comment 13 and continue to believe that compensation costs incurred during the prior year, as shown in pro forma adjustment (1) should not be eliminated unless they are directly attributable to the acquisition transaction and expected to have a continuing impact, which does not appear to be the case. See section 210.11-02(b)(6) of Regulation S-X. Please revise.

RESPONSE: We will revise to remove the pro forma adjustment related to stock based compensation charges expensed in the 2005 fiscal year.

Should you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (561) 712-6200.

Sincerely,

/s/ Donald E. Steen
Donald E. Steen
Chairman and Chief Executive Officer

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